MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three months ended March 31, 2023 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2023 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2022 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2022 annual MD&A (“Annual MD&A”).
The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended March 31, 2023 and the first quarter of 2023 relate to the 13-week period ended March 31, 2023.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at April 25, 2023 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.

West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts was 1.42 million units in March 2023, with permits issued of 1.41 million units. U.S. housing starts were 1.55 million units for the full year 2022, down 3% from 1.60 million units in 2021. While there have been near-term headwinds to new home construction, owing in large part to the recent upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America and Europe have indicated that the current rate hiking cycle may be nearing an end. Further, low supply of existing homes for sale and changes in home ownership trends stemming from the COVID-19 pandemic are expected to support core longer-term demand for home construction activity. Notwithstanding these factors, should the economy slow more broadly, interest rates increase further than currently expected or housing prices not adjust lower in the face of higher mortgage rates, housing affordability may continue to be impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood building products.
Demand for our products used in repair and remodelling applications remained robust in the first quarter. There is risk that cost inflation may temper consumer spending and growth in near-term repair and remodelling demand, which is consistent with industry forecasts that spending on repair and remodelling activity will stabilize in the near term. However, over the medium term an aging housing stock and the apparent entrenchment of greater work-from-home flexibility are expected to continue to drive renovation and repair spending that supports lumber, plywood and OSB demand.
In terms of supply fundamentals, imports of lumber from Europe have continued to climb despite soft lumber demand in North America. Should this import trend continue, the rebalancing of supply and demand for lumber products in North America may experience an extended time to recovery, particularly for SPF products that compete more directly with European lumber imports.
While demand for our pulp products was steady in the first quarter, that demand has experienced significant weakness early in the second quarter as concerns of a global economic slowdown have reduced demand for paper in China. Additionally, conversion of Russian NBSK pulp mills to UKP has created conditions of UKP oversupply.
Share Repurchases
On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024.

FIRST QUARTER RESULTS

Summary Results ($ millions)	Q1-23	Q4-22	Q1-22
Earnings
Sales	$1,627	$1,615	$3,110
Cost of products sold	(1,245)	(1,209)	(1,177)
Freight and other distribution costs	(234)	(209)	(220)
Export duties, net	(13)	(29)	(27)
Amortization	(138)	(148)	(157)
Selling, general and administration	(76)	(98)	(94)
Equity-based compensation	(2)	(6)	5
Restructuring and impairment charges	(3)	(47)	(13)
Operating earnings (loss)	(85)	(130)	1,427
Finance income (expense), net	7	3	(7)
Other income	14	2	—
Tax recovery (provision)	21	31	(330)
Earnings (loss)	$(42)	$(94)	$1,090

Adjusted EBITDA[1]	$58	$70	$1,592
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q1-23	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21
Sales	$1,627	$1,615	$2,088	$2,887	$3,110	$2,038	$2,358	$3,779
Earnings	$(42)	$(94)	$216	$762	$1,090	$334	$460	$1,488
Basic EPS (dollars)	(0.50)	(1.12)	2.50	7.66	10.35	3.13	4.20	12.32
Diluted EPS (dollars)	(0.52)	(1.13)	2.50	7.59	10.25	3.13	4.20	12.32
Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Pricing improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q1-23 were driven primarily by decreases in lumber and OSB pricing, and inventory write-downs. Restructuring and impairment charges were a contributing factor during Q4-22. The cost inflation that impacted our results through Q3-22 moderated through Q1-23.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q1-23	Q4-22	Q1-22
Sales
Lumber	$650	$611	$1,406
Wood chips and other residuals	77	73	78
Logs and other	28	17	17
	755	701	1,501
Cost of products sold	(596)	(607)	(530)
Freight and other distribution costs	(107)	(92)	(97)
Export duties, net	(13)	(29)	(27)
Amortization	(46)	(51)	(46)
Selling, general and administration	(40)	(51)	(51)
Restructuring and impairment charges	(1)	(31)	—
Operating earnings (loss)	(48)	(160)	750

Adjusted EBITDA[1]	$—	$(77)	$796

SPF (MMfbm)
Production	689	594	701
Shipments	691	582	619
SYP (MMfbm)
Production	753	707	770
Shipments	766	713	750
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales increased compared to Q4-22 due to higher shipments, offset in part by lower product pricing. Q1-23 lumber sales decreased compared to Q1-22 due primarily to lower product pricing.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $35 million compared to Q4-22, and a decrease of $775 million compared to Q1-22.
SPF shipment volumes increased compared to Q4-22 due to higher production volumes, discussed further in the section below. SPF shipment volumes increased compared to Q1-22, a quarter that was impacted by disruptions to rail and truck services resulting from severe weather and flooding in B.C. carried over from Q4-21.
SYP shipment volumes increased compared to Q4-22 due to higher production volumes, discussed further in the section below. SYP shipment volumes were comparable versus Q1-22.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q4-22 and a decrease of $7 million compared to Q1-22.

SPF Sales by Destination	Q1-23		Q4-22		Q1-22
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	463	67%	347	60%	410	66%
Canada	213	31%	213	37%	176	28%
Other	15	2%	22	3%	33	6%
	691		582		619
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Log sales increased due to higher sales volumes. Wood chip and other residual sales remained consistent to comparative periods.
Costs and Production
SPF production volumes increased compared to Q4-22 due to more consistent operating schedules in the current quarter. SPF production volumes decreased compared to Q1-22 due primarily to the impact of the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake sawmills located in British Columbia. Q1-22 was impacted by reductions in operating schedules due to transportation disruptions in Western Canada.
SYP production volumes increased compared to Q4-22 due to more consistent operating schedules in the current quarter, offset in part by the impacts of the indefinite curtailment of operations at our Perry, Florida sawmill. SYP production volumes decreased compared to Q1-22 due primarily to the indefinite curtailment of operations at our sawmill in Perry, Florida.
Costs of products sold decreased compared to Q4-22 due primarily to lower SPF and SYP log costs and a favourable $45 million variance relating to inventory write-downs, offset in part by higher shipment volumes. We recorded significant inventory valuation reserves in Q4-22 due to low product pricing at period-end. These inventory valuation reserves decreased in Q1-23, driven by a reduction in reserves relating to finished goods offset in part by an increase in reserves relating to log inventory. Reserves relating to log inventory increased due to higher volumes of log inventory on hand. Log inventory is built up in the northern regions of North America in the first quarter to sustain lumber operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months.
Costs of products sold increased compared to Q1-22 due primarily to higher shipment volumes and higher unit manufacturing costs, offset in part by lower SPF log costs and a favourable $4 million variance relating to inventory write-downs. Our Canadian operations incur a significant portion of their operational costs in Canadian dollars and as such the strengthening of the USD against the CAD was a contributing factor in the comparison to Q1-22.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs in Q1-23 decreased compared to Q4-22 due primarily to lower Alberta and B.C. stumpage rates. Despite lower lumber prices, B.C. stumpage and log costs have declined less than expected due to the lagging market value adjustment mechanism and the BC Timber Sales bidding mechanisms resulting in only a minor cost improvement in BC in the quarter. SPF log costs decreased compared to Q1-22 due primarily to lower Alberta stumpage rates and B.C. purchased log costs, offset in part by higher B.C. stumpage rates.
SYP log costs decreased versus comparative periods as competition for logs moderated. SYP unit manufacturing costs decreased compared to Q4-22 due primarily to higher production in the current period. SYP unit manufacturing costs increased compared to Q1-22 due primarily to inflationary pressures on energy and supplies and materials costs. Lower production in the current period was also a contributing factor.
Freight and other distribution costs increased versus comparative periods due to increases in shipment volumes and higher rail rates.

We recorded lower export duties expense in Q1-23 versus comparative periods. Export duties expense decreased compared to Q4-22 due to lower estimated duty rates and lower pricing, offset in part by higher shipment volumes to the U.S. Export duties expense decreased compared to Q1-22 due primarily to lower pricing and to a lesser extent lower estimated duty rates, offset in part by higher shipment volumes to the U.S.
The following table reconciles our cash deposits paid during the period to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	Q1-23	Q4-22	Q1-22
Cash deposits paid[1]	(13)	(12)	(36)
Adjust to West Fraser Estimated ADD rate[2]	—	(17)	9
Export duties, net	(13)	(29)	(27)
1.Represents combined CVD and ADD cash deposit rate of 8.25% for Q1-23, Q4-22, 11.12% for January 1 to January 9, 2022, and 11.14% for January 10 to March 31, 2022.
2.Represents adjustment to the annualized West Fraser estimated ADD rate of 4.63% for Q1-23, 4.52% for Q4-22, and 3.79% for Q1-22.
Amortization expense was comparable versus comparative periods.
Selling, general and administration costs decreased versus comparative periods due primarily to lower variable compensation costs.
Restructuring and impairment charges of $1 million were recorded in Q1-23 relating to the closure of a regional corporate office. Restructuring and impairment charges of $31 million were recorded in Q4-22 relating to the indefinite curtailment of operations at our sawmill in Perry, Florida.
Operating earnings for the Lumber Segment increased by $112 million compared to Q4-22 and decreased by $798 million compared to Q1-22 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $77 million compared to Q4-22 and decreased by $796 million compared to Q1-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q4-22 to Q1-23	Q1-22 to Q1-23
Adjusted EBITDA - comparative period	$(77)	$796
Price	(35)	(775)
Volume	(3)	(7)
Changes in export duties	16	14
Changes in costs	52	(31)
Impact of inventory write-downs	45	4
Other	2	(1)
Adjusted EBITDA - current period	$—	$—
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s AR process for each POI.

The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR5 POI[1]
January 1, 2022 – January 9, 2022	5.06%
January 10, 2022 – August 8, 2022	5.08%
August 9, 2022 - December 31, 2022	3.62%
AR6 POI[2]
January 1, 2023 - March 31, 2023	3.62%
1.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR5 POI[1]
January 1, 2022 - August 8, 2022	6.06%	4.52%
August 9, 2022 - December 31, 2022	4.63%	4.52%
AR6 POI[2]
January 1, 2023 - March 31, 2023	4.63%	4.63%
1.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2022 annual MD&A includes additional details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-23	Q4-22	Q1-22
Sales
OSB	$386	$447	$1,019
Plywood, LVL and MDF	151	157	190
Wood chips, logs and other	5	6	8
	542	610	1,217
Cost of products sold	(404)	(397)	(386)
Freight and other distribution costs	(82)	(76)	(71)
Amortization	(69)	(73)	(83)
Selling, general and administration	(24)	(27)	(30)
Operating earnings	(38)	35	647

Adjusted EBITDA[1]	$31	$109	$730

OSB (MMsf 3/8” basis)
Production	1,559	1,442	1,517
Shipments	1,549	1,409	1,429
Plywood (MMsf 3/8” basis)
Production	179	162	181
Shipments	163	181	167
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus both comparative periods due primarily to lower OSB pricing, offset in part by higher OSB shipment volumes. Lower plywood sales also contributed to the decrease compared to Q4-22, driven primarily by lower shipment volumes.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $95 million compared to Q4-22, and a decrease of $696 million compared to Q1-22.
OSB shipment volumes increased compared to Q4-22 due to higher production volumes, discussed further in the section below. OSB shipment volumes increased compared to Q1-22, a quarter in which OSB shipment volumes were constrained due to limited availability of railcars to service our Western Canada and Ontario production locations.
Plywood shipment volumes decreased compared to Q4-22 as we continued to ship during our reduced operating schedule in Q4-22 to manage inventory levels. Plywood shipment volumes were comparable to Q1-22.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to Q4-22, and a decrease of $1 million compared to Q1-22.
Costs and Production
OSB production volumes increased compared to Q4-22 as Q1-23 had fewer production curtailments to manage inventory levels and less major maintenance downtime than in the previous quarter. OSB production volumes increased compared to Q1-22 as reductions in operating schedules were taken in Q1-22 to manage inventory levels as a result of transportation disruptions. Improved productivity in Q1-23 was also a contributing factor to the increase in production volume versus comparative periods.

Plywood production volumes increased compared to Q4-22 as fewer production curtailments were taken in the current quarter. Plywood production volumes were comparable to Q1-22 despite the permanent curtailment of one shift at our plywood mill located in Quesnel, B.C. due in part to more consistent operating schedules in the current quarter.
The Q1-23 NA EWP segment results included $6 million of costs incurred in connection with the preparation of the Allendale, South Carolina mill for startup.
Costs of products sold increased compared to Q4-22 due primarily to higher OSB shipment volumes, $12 million of incremental inventory write-downs in the current quarter, and the recognition of $14 million in insurance recoveries in the prior quarter. These impacts were offset in part by decreases in resin, energy and fibre costs and lower variable compensation costs.
Costs of products sold increased compared to Q1-22 due primarily to higher OSB shipment volumes, $16 million of incremental inventory write-downs in the current quarter, and the impact of incremental Allendale startup costs. These impacts were offset in part by decreases in lower variable compensation costs, improvements in productivity, and the strengthening of the USD against the CAD.
Freight and other distribution costs increased versus comparative periods due primarily to higher OSB shipment volumes. Higher freight rates were also contributing factors in the increase compared to Q1-22.
Amortization expense decreased versus Q4-22 and Q1-22 as certain assets reached the end of their useful lives.
Selling, general and administration costs decreased versus comparative periods due primarily to lower variable compensation costs.
Operating earnings for the NA EWP Segment decreased by $73 million compared to Q4-22 and decreased by $685 million compared to Q1-22 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $78 million compared to Q4-22 and decreased by $699 million compared to Q1-22. The following table shows the Adjusted EBITDA variance for the period. The impact of the insurance recovery recorded in Q4-22 is included under Other.

Adjusted EBITDA ($ millions)	Q4-22 to Q1-23	Q1-22 to Q1-23
Adjusted EBITDA - comparative period	$109	$730
Price	(95)	(696)
Volume	2	(1)
Changes in costs	42	15
Impact of inventory write-downs	(12)	(16)
Other	(15)	(1)
Adjusted EBITDA - current period	$31	$31

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q1-23	Q4-22	Q1-22
Sales	$198	$190	$171
Cost of products sold	(151)	(136)	(140)
Freight and other distribution costs	(34)	(32)	(37)
Amortization	(9)	(9)	(9)
Selling, general and administration	(6)	(8)	(9)
Restructuring and impairment charges	(1)	—	(13)
Operating earnings (loss)	(2)	6	(37)

Adjusted EBITDA[1]	$7	$15	$(15)

Pulp (Mtonnes)
Production	238	221	219
Shipments	248	217	239
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales increased compared to Q4-22 due primarily to higher shipment volumes, offset in part by lower product pricing. Sales increased compared to Q1-22 due to higher product pricing and shipment volumes, offset in part by the volume impact of the transition of our Hinton pulp mill to UKP.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $12 million compared to Q4-22 and an increase of $19 million compared to Q1-22.
Pulp shipments increased versus comparative periods due to production volume changes as discussed further in the section below. The volume variance resulted in a nominal change to operating earnings and Adjusted EBITDA compared to Q4-22 and Q1-22.
Costs and Production
Q1-23 production volumes increased compared to Q4-22 as a result of the continued ramp-up of our Hinton pulp mill following its transition to UKP and higher production at Cariboo Pulp & Paper, which was curtailed in Q4-22 to align operating capacity with the available supply of wood chips. Q1-23 production volumes increased compared to Q1-22 due primarily to reductions in operating schedules taken in Q1-22 as a result of transportation disruptions. This was offset in part by the impact of transitioning our Hinton pulp mill to single-line production of UKP.
Costs of products sold increased compared to Q4-22 due to higher fibre costs, driven primarily by usage, and higher shipment volumes, offset in part by lower energy costs. Costs of products sold increased compared to Q1-22 due to higher fibre and energy costs as well as higher shipment volumes, offset in part by lower wages.
Freight and other distribution costs increased compared to Q4-22 due primarily to higher shipment volumes. Freight and other distribution costs decreased compared to Q1-22 due to improved availability of rail services, offset in part by higher shipment volumes.
Amortization expense was similar to comparative periods. Selling, general and administration costs decreased versus comparative periods due primarily to lower variable compensation costs.
Restructuring and impairment charges of $1 million were recorded in Q1-23 related to the closure of a distribution centre. Restructuring and impairment charges of $13 million were recorded in Q1-22 related to equipment that was decommissioned as part of the transition of the Hinton pulp mill to UKP.

Operating earnings for the Pulp & Paper Segment decreased by $8 million compared to Q4-22 and increased by $35 million compared to Q1-22 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $8 million compared to Q4-22 and increased by $22 million compared to Q1-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q4-22 to Q1-23	Q1-22 to Q1-23
Adjusted EBITDA - comparative period	$15	$(15)
Price	(12)	19
Volume	—	—
Changes in costs	7	1
Other	(3)	2
Adjusted EBITDA - current period	$7	$7
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-23	Q4-22	Q1-22
Sales	$160	$142	$241
Cost of products sold	(123)	(97)	(141)
Freight and other distribution costs	(12)	(9)	(15)
Amortization	(12)	(12)	(17)
Selling, general and administration	(5)	(7)	(7)
Restructuring and impairment charges	—	(15)	—
Operating earnings	8	3	61

Adjusted EBITDA[1]	$20	$30	$78

OSB (MMsf 3/8” basis)
Production	289	184	281
Shipments	293	201	296

GBP - USD exchange rate
Closing rate	1.2359	1.2051	1.3138
Average rate	1.2147	1.1748	1.3421
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales increased compared to Q4-22 due to higher shipments offset in part by lower product pricing. Sales decreased compared to Q1-22 due to lower product pricing and, to a lesser extent, lower shipment volumes of MDF and particleboard. The strengthening of the USD against the GBP also contributed to the decrease in sales compared to Q1-22.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $15 million compared to Q4-22 and a decrease of $26 million compared to Q1-22. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

Shipment volumes increased in Q1-23 as customers managed down inventory in Q4-22. MDF and particleboard shipment volumes decreased compared to Q1-22 due to weaker demand. OSB shipment volumes remained comparable to Q1-22.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $11 million compared to Q4-22 and a decrease of $20 million compared to Q1-22.
Costs and Production

Production volumes increased versus Q4-22 as lower production curtailments were taken in the current quarter. OSB production volumes remained comparable to Q1-22.
Costs of products sold increased versus Q4-22 due to higher shipment volumes, higher energy costs, and the inclusion of a $7 million gain from the sale of carbon allowances during Q4-22 as a recovery in costs of products sold. Lower resin costs provided a partial offsetting factor. The decrease in costs of products sold compared to Q1-22 related primarily to lower shipment volumes and a strengthening of the USD against the GBP, offset in part by higher energy and fibre costs in local currency terms.

Freight and other distribution costs generally trended with changes in shipment volumes.
Amortization was comparable to Q4-22. Amortization decreased compared to Q1-22 as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs were consistent with comparable periods.
Restructuring and impairment charges of $15 million were recorded in Q4-22 relating to our South Molton, England location.
Operating earnings for the Europe EWP Segment decreased by $6 million compared to Q4-22 and decreased by $53 million compared to Q1-22 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment increased by $10 million compared to Q4-22, and decreased by $58 million compared to Q1-22. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances during Q4-22 is also included under Other.

Adjusted EBITDA ($ millions)	Q4-22 to Q1-23	Q1-22 to Q1-23
Adjusted EBITDA - comparative period	$30	$78
Price	(15)	(26)
Volume	11	(20)
Changes in costs	(1)	(5)
Other	(5)	(7)
Adjusted EBITDA - current period	$20	$20

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q1-23 was $76 million (Q4-22 - $98 million and Q1-22 - $94 million).
Selling, general and administration costs decreased versus comparative periods due primarily to lower variable compensation costs.
Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded an expense of $2 million during Q1-23 (Q4-22 - expense of $6 million; Q1-22 - recovery of $5 million). The expense in the current quarter reflects additional vesting of units granted.
Finance income (expense), net
Finance income, net includes interest earned on short-term investments and interest income recognized on our Canadian lumber duty deposits. We recorded finance income, net of $7 million in Q1-23 compared to finance income, net of $3 million in Q4-22 and finance expense, net of $7 million in Q1-22.
Finance income increased compared to Q4-22 primarily due to higher net interest income on our defined-benefit pension plans as our overall funded position has increased. Finance income increased compared to Q1-22 due primarily to higher interest income earned on our cash equivalents and fluctuations in interest expense relating to export duties.
Other income (expense)
Other income of $14 million was recorded in Q1-23 (Q4-22 - other income of $2 million; Q1-22 - other expense of nil).
Other income in Q1-23 relates primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts.
Income tax
Q1-23 results include an income tax recovery of $21 million, compared to income tax recovery of $31 million in Q4-22 and income tax expense of $330 million in Q1-22, resulting in an effective tax rate of 33% in the current quarter compared to 25% in Q4-22 and 23% in Q1-22. The effective tax rate increased in the current quarter as a result of recognized benefits from amended returns.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation gain of $13 million during Q1-23 (Q4-22 - translation gain of $50 million; Q1-22 - translation loss of $20 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter reflects a weakening of the USD against the British pound sterling and Euro for our European operations.

Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $8 million during Q1-23 (Q4-22 - after-tax actuarial gain of $15 million; Q1-22 - after-tax actuarial gain of $94 million). The actuarial gain in Q1-23 reflects higher returns on plan assets, offset in part by a decrease in the discount rate used to calculate our plan liabilities.

OUTLOOK AND OPERATIONS
Business Outlook

Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium- and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock and greater entrenchment of work-from-home flexibility will help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.42 million units in March 2023, with permits issued of 1.41 million units, according to the U.S. Census Bureau. While there have been near-term headwinds to new home construction, owing in large part to the recent upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America and Europe have indicated that the current rate hiking cycle may be nearing an end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
The demand for our European products is expected to remain robust over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including relatively high and rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary slowing of demand for our products in Europe. Despite these challenges, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
Our BCTMP, NBSK and UKP pulp is primarily used in printing and writing paper, boxboard, tissue applications, paper grocery bags and other specialty products. While pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions, near-term supply and demand fundamentals are challenging. Recent demand weakness in China coupled with conversion of Russian NBSK pulp capacity to UKP has led to current oversupply conditions. Notwithstanding these near-term headwinds, we continue to ramp production of UKP at our pulp mill in Hinton, Alberta, which offers environmental benefits such as reduced greenhouse gas emissions, water use, air emissions and waste generation and elimination of chlorine dioxide emissions.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 5 (“AR5”) in March 2023, with final rates expected in August 2024. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".

Operations
Anticipated shipment levels assume no significant deterioration from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further temporary, indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour due to the continuing impacts of COVID-19, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
We expect total lumber shipments in 2023 to be similar to 2022 levels as the transportation challenges that we faced last year are not expected to be as severe in 2023, offset by relative year-over-year softness in new home construction demand, the permanent B.C. mill curtailments announced in August 2022 and the indefinite curtailment of the Perry, Florida sawmill announced in January 2023. As such, we reiterate 2023 SPF shipments guidance of 2.6 to 2.8 billion board feet, and in the U.S. South, we reiterate 2023 SYP shipments guidance of 2.9 to 3.1 billion board feet. On April 1, 2023, stumpage rates decreased in B.C. due to the market-based adjustments related to lumber prices, though higher fuel costs in the province have offset some of these cost benefits. Given the current commodity price environment, B.C. stumpage rates are not expected to change materially in Q3-23. In Alberta, stumpage rates are expected to remain low as long as SPF prices continue to be depressed, given they are closely linked to the price of lumber and respond relatively quickly to changes in lumber prices. We continue to expect log costs to moderate in the U.S. South in 2023.
In our NA EWP segment, we expect 2023 OSB shipments to be similar to 2022 levels and reiterate shipments guidance of 5.9 to 6.2 billion square feet (3/8-inch basis) this year. Our modernization capital investment in Allendale, South Carolina is nearing completion and we remain on track for a potential restart of the mill by the end of Q2-23. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023. While there have been near-term headwinds to demand, we expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating. As with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to moderate in 2023.
Pulp & Paper segment shipments are not expected to increase from 2022 levels this year.
In our Europe EWP segment, we reiterate 2023 OSB shipments guidance of 1.0 to 1.2 billion square feet (3/8-inch basis), moderately above 2022 levels, as demand markets stabilize. Input costs for the Europe EWP business are expected to moderate through the year, particularly energy costs, but remain relatively elevated.
In Q1-23, we experienced a moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability remained challenging. We expect these trends to continue over the near term.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2023. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we reiterate our guidance of investing approximately $500 million to $600 million in expected capital expenditures1 in 2023. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2023 include approximately $100 million for the modernization of the Henderson, Texas lumber manufacturing facility.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2022 NCIB that expired February 22, 2023, we purchased 10,194,000 Common shares of the Company, which was the full purchase authorization. On February 22, 2023, we renewed our 2023 NCIB, allowing us to acquire up to

4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of April 24, 2023, no shares have been repurchased under the 2023 NCIB.
As of April 24, 2023, we have repurchased for cancellation 39,741,794 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 73% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.30 per share, the total anticipated cash payment of dividends in 2023 is $100 million based on the number of Common and Class B Common shares outstanding on March 31, 2023.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

LIQUIDITY AND CAPITAL RESOURCES
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	March 31, 2023	December 31, 2022
Available liquidity
Cash and cash equivalents	$847	$1,162
Operating lines available (excluding newsprint operation)	1,054	1,053
Available liquidity	$1,901	$2,215

Total debt to total capital[1]	7%	7%
Net debt to total capital[1]	(4%)	(9%)
1.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Available liquidity on March 31, 2023 was $1,901 million (2022 - $2,215 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Available liquidity decreased and net debt to total capital increased compared to last year, but we remain well positioned with a strong balance sheet and liquidity profile. Total debt to total capital remained comparable to prior year.
Credit Facilities

As at March 31, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at March 31, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option. Our $1 billion committed revolving credit facility contains transition provisions relating to the elimination of LIBOR whereby Secured Overnight Financing Rate (“SOFR”) can be elected by mutual consent with the lenders.

In addition, we have credit facilities totalling $131 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $39 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or LIBOR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our 5-year term loan. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan discussed above.
Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at April 24, 2023.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 81,274,319 Common shares and 2,281,478 Class B Common shares for a total of 83,555,797 shares issued and outstanding as at April 24, 2023.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share Repurchases

Normal Course Issuer Bid

On February 23, 2022, we renewed our 2022 NCIB allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. As of December 31, 2022, we had repurchased and cancelled all 10,194,000 Common shares available under the 2022 NCIB.
On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. For the quarter ended March 31, 2023, we did not repurchase any Common shares under our 2023 NCIB program.
2022 Substantial Issuer Bid
On June 7, 2022, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
The following table shows our purchases under our NCIB and SIB programs in 2022 and 2023:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2022 to December 31, 2022	10,475,115	$82.01
2022 SIB:	June 7, 2022	11,898,205	$95.00
NCIB:	January 1, 2023 to March 31, 2023	—	$—
Share Options
As at April 24, 2023, there were 950,816 share purchase options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant, equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	March 31,	March 31,
	2023	2022
Cash provided by operating activities
Earnings	$(42)	$1,090
Adjustments
Amortization	138	157
Restructuring and impairment charges	3	13
Finance (income) expense, net	(7)	7
Foreign exchange (gain) loss	—	7
Export duty	—	(9)
Retirement benefit expense	19	21
Contributions to retirement benefit plans	(16)	(19)
Tax (recovery) provision	(21)	330
Income taxes paid	(5)	(456)
Other	6	3
Changes in non-cash working capital
Receivables	(107)	(287)
Inventories	(105)	(300)
Prepaid expenses	6	3
Payables and accrued liabilities	(67)	3
	(198)	563
Cash used for financing activities
Repayment of lease obligations	(4)	(5)
Finance expense paid	(3)	(2)
Repurchase of Common shares for cancellation	—	(189)
Dividends paid	(25)	(21)
	(32)	(217)

Cash used for investing activities
Additions to capital assets	(99)	(93)
Interest received	10	1
	$(89)	$(92)

Change in cash and cash equivalents	$(319)	$254

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were lower earnings, lower income taxes paid, and changes in working capital.
Q1-23 earnings were lower compared to Q1-22 due primarily to lower product pricing. Income tax payments decreased compared to Q1-22 as current year installment payments and prior year top-up payments were nominal. Canadian income tax installments are based on the lower of prior year installments and estimated taxable earnings, with the final or top-up payment due in February of the following year. U.S. income tax installments are based on estimated taxable earnings.
Working capital increased in Q1-23 due primarily to increases in inventory and accounts receivable and decreases in accounts payable.
The current quarter inventory change was driven primarily by increases in the volume of log inventory on hand. Log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months.
Accounts receivable increased due to higher shipment activity towards the end of Q1-23 versus Q4-22. Payables and accrued liabilities decreased due primarily to decreases in accrued compensation.
Financing Activities
Cash used in financing activities in Q1-23 decreased compared to Q1-22 due primarily to lower common share repurchases. We returned $189 million to our shareholders through Common shares repurchased under our NCIB programs during Q1-22, whereas no share repurchases took place in Q1-23.
We returned a total of $25 million during Q1-23 to our shareholders through dividend payments, an increase over the $21 million during Q1-22. The increase versus comparative periods is due to increases in the dividend amount per share, offset in part by a decrease in the number of shares outstanding.
Investing Activities
Capital expenditures of $99 million in Q1-23 (Q1-22 - $93 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended
Capital Expenditures by Segment ($ millions)	March 31,	March 31,
	2023	2022
Lumber	$48	$32
North America EWP	39	58
Pulp & Paper	5	1
Europe EWP	5	1
Corporate	2	1
Total	$99	$93
Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 23 to the Annual Financial Statements.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
There has been no change in our internal control over financial reporting during the three months ended March 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q1-23	Q4-22	Q1-22
Earnings	$(42)	$(94)	$1,090
Finance expense (income), net	(7)	(3)	7
Tax provision (recovery)	(21)	(31)	330
Amortization	138	148	157
Equity-based compensation	2	6	(5)
Restructuring and impairment charges	3	47	13
Other expense (income)	(14)	(2)	—
Adjusted EBITDA	$58	$70	$1,592

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable measure for Adjusted EBITDA by segment.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q1-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(48)	$(38)	$(2)	$8	$(4)	$(85)
Amortization	46	69	9	12	2	138
Equity-based compensation	—	—	—	—	2	2
Restructuring and impairment charges	1	—	1	—	—	3
Adjusted EBITDA by segment	$—	$31	$7	$20	$—	$58

Q4-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(160)	$35	$6	$3	$(14)	$(130)
Amortization	51	73	9	12	2	148
Equity-based compensation	—	—	—	—	6	6
Restructuring and impairment charges	31	—	—	15	—	47
Adjusted EBITDA by segment	$(77)	$109	$15	$30	$(6)	$70

Q1-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$750	$647	$(37)	$61	$6	$1,427
Amortization	46	83	9	17	2	157
Equity-based compensation	—	—	—	—	(5)	(5)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$796	$730	$(15)	$78	$3	$1,592

Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	March 31, 2023	December 31, 2022
Cash and cash equivalents	$847	$1,162
Operating lines available (excluding newsprint operation)[1]	1,054	1,053
	1,901	2,215
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$1,901	$2,215
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	March 31, 2023	December 31, 2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	38	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	39	61
Total debt	577	598
Shareholders’ equity	7,573	7,619
Total capital	$8,150	$8,217
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.

The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	March 31, 2023	December 31, 2022
Debt
Operating loans	—	—
Current and long-term lease obligation	38	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	39	61
Total debt	577	598
Cash and cash equivalents	(847)	(1,162)
Open letters of credit	(39)	(61)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(309)	(625)
Shareholders’ equity	7,573	7,619
Total capital	7,264	6,994
Net debt to capital	(4%)	(9%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2022 NCIB	Normal course issuer bid - February 23, 2022 to February 22, 2023
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-23 or Q1-22	three months ended March 31, 2023 or 2022 and for balance sheet amounts as at March 31, 2023 or 2022
Q2-23 or Q2-22	three months ended June 30, 2023 or 2022 and for balance sheet amounts as at June 30, 2023 or 2022
Q3-23 or Q3-22	three months ended September 29, 2023 or September 30, 2022 and for balance sheet amounts as at September 29, 2023 or September 30, 2022
Q4-23 or Q4-22	three months ended December 31, 2023 or 2022 and for balance sheet amounts as at December 31, 2023 or 2022
SEDAR	System for Electronic Document Analysis and Retrieval
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy	our corporate strategy and objectives to generate strong financial results, maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, and achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets	impact of interest rates, housing demand, housing prices, unemployment rates, inflationary pressures on demand for lumber and OSB, expectations regarding near, medium and longer-term core demand, and import trends
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR5 and AR6 duty rates
Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer term, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, transportation constraints, final AR4, AR5 and AR6 duty rates; and ability to capitalize on long-term opportunities

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, projected pulp and paper shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy, expectations as to availability of transportation services, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the overall OSB platform with modern Allendale OSB facility; expectations as to moderation of log and input costs

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	Available liquidity

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;

•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in our Q1-23 MD&A and in our 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our annual MD&A and this interim MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.